08031847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-45684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALSH PARTNERS CAPITAL CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
32301

44 ROMA LANE
(No. and Street)

READING (City) MA (State) 01867 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN WALSH, PRESIDENT 1-617-921-4999 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(Name - if individual, state last, first, middle name)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (Zip Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC
Mail Processing
Section

MAY 21 2008

Washington, DC
100

WALSH PARTNERS CAPITAL CORPORATION
Notes to Financial Statements
December 31, 2007

2. INVESTMENTS

The Company has non-controlling investment interest in the general partner of a limited partnership whose purpose is to achieve a superior long-term return for its partners. The Company previously recognized an other than temporary impairment in the value of this investment and wrote the carrying amount down to zero.

NOTE 3 - MAJOR CUSTOMERS

The Company received 100% of its revenue from a single customer during the year ended December 31, 2007.

NOTE 4 - PROFIT SHARING PLAN

The Company has adopted the profit sharing plan of an affiliate as a participating employer for the benefit of eligible employees. The plan provides that the Company shall make contributions that the Board of Directors shall determine on or before December 31st of each year. The contribution each year shall in no event exceed the maximum allowable under applicable provisions of the Internal Revenue Code. No contributions were made or were payable for the year ended December 31, 2007.

NOTE 5 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $45,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At December 31, 2007, the Company had net capital of $46,062, exceeding the minimum net capital requirement by $1,062. At December 31, 2007, the Company had a ratio of aggregate indebtedness to net capital of 2.72 to 1.

WALSH PARTNERS CAPITAL CORPORATION
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2007

Schedule I

Total Stockholder's Equity		$ 67,180
Less: Non-Allowable Assets	$20,336	
Haircut-Money Market Fund	782	21,118
Net Capital		46,062
Less: Capital Requirement		45,000
Excess Net Capital		$ 1,062
Aggregate Indebtedness		$125,252
Ratio of Aggregate Indebtedness To Net Capital		2.72 to 1

See Accountant's Report and Accompanying Notes

OATH OR AFFIRMATION

I, Kevin Walsh swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Walsh Partners Capital Corporation, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Patty Walsh Greene

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

END